EXHIBIT 99.3

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-03

Mercator Minerals Provides an Update on El Pilar Activities

Vancouver, British Columbia – January 17, 2012 - Mercator Minerals Ltd. (TSX:ML) ("Mercator" or the "Company") is pleased to provide an update on activities at its wholly owned El Pilar project. On January 12, 2012, the Company’s subsidiary which holds the El Pilar project, made the final payment for the change of land use (“CUS”) permit which allows mining to commence. Also, over the past few months, the final water concessions have been obtained, which along with the previously granted mineral concessions, surface rights, and construction permit, allows for the commencement of construction and mining operations at the El Pilar project.  Detailed engineering, environmental studies and right of way on the power transmission line and access road have also been advanced.  Detailed engineering work continues with major equipment sourcing and construction bid materials being prepared.

An updated feasibility study, which will incorporate shorter lift heights in the project’s base case resulting in improved project economics, is expected to be released before the end of the first quarter 2012.

“As of today, we have all the necessary permits and agreements in place to commence construction and mining at El Pilar,” said Bruce McLeod, Mercator’s President and CEO. “Our immediate focus is to continue to de-risk the project, improve the project’s economics and ensure the project is construction-ready once value-accretive financing is secured.”

Quality Assurance/Quality Control
Mike Broch, BSc, Geology, MSc, Economic Geology, FAusIMM, Mercator's VP Exploration and Evaluations, a Qualified Person as defined by National Instrument 43-101, supervised the preparation of and verified the El Pilar technical information contained in this release.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with one of the fastest growing base metal profiles in its peer group, is a leading copper, molybdenum and silver producer with a diversified portfolio of high quality operations and projects in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to copper at the El Pilar deposit in Sonora in northern Mexico and longer term exposure of molybdenum and copper through the development of the El Creston deposit also in Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
Bruce McLeod	David Jan
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.

D. Bruce McLeod, P.Eng
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, future production, mine development, mine operations, completion dates for the development of the El Pilar Project, future copper prices (including the long-term estimated prices used in calculating the Company's El Pilar mineral reserves), end-use demand for copper, and anticipated timing of production at the El Pilar Project,discussions of future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, the size and quality of the Company's mineral reserves and mineral resources, potential mineralization, and possible extensions of zones. In addition, estimates of mineral reserves and mineral resources may constitute forward looking statements to the extent they involve estimates of the mineralization that will be encountered if a property is developed. These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, changes in commodity and power prices, changes in interest and currency exchange rates, risks inherent in exploration results, timing and success, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and mineral resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications, cost escalation, unavailability of materials, equipment and third-party contractors, delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper demand and prices; (2) the construction and operation of the El Pilar Project will continue to be viable operationally and economically and will proceed as expected; and (3) any additional financing needed will be available on reasonable terms. Statements concerning mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that may be encountered during current or future operations.  The words “expect,” “anticipate,” “estimate,” “may,” “will,” “should,” “intend,” “believe,” “target,” “budget,” “plan,” “projection” and similar expressions are intended to identify forward-looking statements. Information concerning mineral reserve and mineral resource estimates also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2010 on the SEDAR website at www.sedar.com. The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

Note to US Investors

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.   Information contained in this press release may contain descriptions of the Company's mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.